Filed by QRS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: QRS Corporation
Commission File No: 000-21958

     On June 17, 2004, JDA Software Group, Inc. (“JDA”), CVP2 Corp. (“Merger Sub”) and QRS Corporation, a Delaware corporation (“QRS”), entered into an Agreement and Plan of Merger (the “Agreement”), under which Merger Sub will be merged with and into QRS (the “Merger”), with QRS continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of JDA. Under the Agreement, QRS’ stockholders will receive 0.5 share of JDA common stock for each share of QRS’ common stock they own. The Agreement has been approved by the respective Board of Directors of QRS and JDA, and the transactions contemplated thereby are subject to the approval of the respective stockholders of JDA and QRS, any required antitrust clearance and other customary closing conditions. The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

EXHIBITS

EXHIBIT	DESCRIPTION
2.1	Agreement and Plan of Merger dated as of June 17, 2004, by and among JDA Software Group, Inc., QRS Corporation and CVP2 Corp., including the forms of Voting Agreement attached as Exhibit A and Exhibit B thereto.

99.1	Press Release dated June 17, 2004.